

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 9, 2015

Via E-mail
Dr. Adam D. Singer
Chairman and Chief Executive Officer
IPC Healthcare, Inc.
4605 Lankershim Blvd., Suite 617
North Hollywood, CA 91602

> **Re:** **IPC Healthcare, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 9, 2015**
> **File No. 001-33930**

Dear Dr. Singer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Dan Clivner
Sidley Austin LLP